UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______
Commission File Number: 0-23008

Valassis Employees' Retirement Savings Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 28, 2005.

Valassis Communications, Inc.
Valassis Employees' Retirement Savings Plan

By: /s/ Robert L. Recchia
Robert L. Recchia, Chief Financial Officer and
Plan Administrator

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-00024 of Valassis Communications, Inc. on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Detroit, Michigan
June 24, 2005

Valassis Employees' Retirement Savings Plan

Financial Statements for the Years Ended December 31, 2004 and 2003, Supplemental Schedule for the Year Ended December 31, 2004 and Report of Independent Registered Public Accounting Firm

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Trustees and Participants of
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS—At fair value:		
American Century Mutual Funds:		
American Century Growth Institutional	$ 11,725,130	$ 10,805,576
American Century Select Institutional	6,404,722	5,484,879
American Century Ultra Institutional	9,884,084	8,331,549
American Century International Growth Institutional	7,108,690	7,124,993
American Century Vista Institutional	4,203,495	2,777,277
American Century Value Institutional	7,116,216	5,513,689
American Century Strategic Allocation—Conservative Institutional	672,718	371,483
American Century Strategic Allocation—Moderate Institutional	7,466,786	6,107,593
American Century Strategic Allocation—Aggressive Institutional	1,486,358	706,738
American Century Equity Index Fund	5,708,890	4,061,275
American Century Government Bond Fund	3,662,333	3,853,692
American Century Stable Asset Fund	21,176,836	20,222,679
Fidelity Puritan Fund	9,612,521	8,246,218
Fidelity Magellan Fund	19,068,206	19,026,157
Royce Premier Fund	2,466,407	
Harbor International Fund	315,194	
American Century Brokerage Account		2,758,484
JPMorgan Invest	4,761,755	
JP Morgan Small Company Opportunity Fund		1,247,789
Valassis Stock Fund	18,053,783	16,809,016
Cash Surrender Value of Insurance Contracts	45,800	53,520
Participant loans receivable	5,378,197	4,497,651
Total investments	146,318,121	128,000,258
RECEIVABLES:		
Contributions receivable—employee	174,177	18,027
Contributions receivable—employer	5,311,273	3,983,945
Total receivables	5,485,450	4,001,972
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 151,803,571	$ 132,002,230

See notes to financial statements.

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Employee contributions	$ 7,484,360	$ 5,653,956
Employer contributions	5,375,904	4,028,207
Interest and dividend income from investments	3,414,006	2,325,083
Interest from employee loans	236,461	242,108
Total additions	16,510,731	12,249,354
DEDUCTIONS:		
Benefit payments	5,413,525	5,233,134
Administrative fees	61,583	58,503
Hardship and other withdrawals	450,114	129,270
Total deductions	5,925,222	5,420,907
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS:		
Valassis Stock Fund	2,970,113	431,169
Mutual funds and brokerage account	6,245,719	12,516,922
Total net appreciation	9,215,832	12,948,091
NET ASSETS TRANSFERRED		69,656,599
NET INCREASE	19,801,341	89,433,137
NET ASSETS AVAILABLE FOR PLAN BENEFITS—Beginning of year	132,002,230	42,569,093
NET ASSETS AVAILABLE FOR PLAN BENEFITS—End of year	$ 151,803,571	$ 132,002,230

1. THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following brief description of Valassis Employees' Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

Participants—Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire in the 401(k) portion of the plan if 18 years or older. Employees become participants in the profit sharing portion of the plan on the earlier of July 1 or January 1 after they have completed one year of service, worked 1,000 hours during the Plan year and attained age 18.

Participant's Contributions—A participant may contribute a self-determined portion, between 1% and 50%, of their compensation to the Plan. Internal Revenue Service ("IRS") guidelines specify the maximum amount that an employee can elect to defer for any taxable year in which the employee participated in the Plan adjusted for inflation in subsequent years. The inflation adjusted amounts were $13,000 for 2004 and $12,000 for 2003.

Employer Contributions—The Plan allows for an employer match of 25%, payable with Valassis stock on each participant's annual contributions to the Plan that are invested in Valassis stock at the end of the year. The Company's annual contribution of Valassis stock is limited to an aggregate maximum of 50,000 shares. Employer stock contributions for the years ended December 31, 2004 and 2003 amounted to $307,510 and $277,698, respectively.

Profit sharing contributions are allocated to participant accounts annually, in the same proportion that each participant's compensation, as defined, bears to the total compensation, as defined, of all participants for the year. The employer's profit sharing contribution for each Plan year is unallocated as of December 31, 2004. This contribution is shown as a receivable to the Plan at December 31, 2004. Employer profit sharing contributions for the years ended December 31, 2004 and 2003 amounted to $5,068,394 (8,830 shares) and $3,769,581 (9,030 shares), respectively.

Participant Loans Receivable—The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50% of the value of the participant's account. This limit is imposed on the combined total of all loans from the retirement plans. Loan applications must be approved by the Plan committee and are not available to highly compensated employees, officers or shareholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan administrator may extend the term. Interest rates are established at the prime rate, as determined by the Plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures—Voluntary employee contribution accounts are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by to the Company to offset future contributions. Vesting of employer contributions is described below.

Allocations—As of each valuation date, a participant's account is adjusted to reflect the net change in the investment options selected by the participants, including investment appreciation or depreciation for that period.

Hardship and other withdrawals—A participant may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses. In addition, the Plan for allows for in-service distributions upon attainment of age 59 ½.

Benefit Payments—The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. All benefits are payable in a lump sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Untied States of America.

Valuation of Investments—The Plan's mutual fund investments are stated at fair value based upon net asset values on the last day of the Plan year. The participant loans receivable are carried at the unpaid principal balance which approximates fair value.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Plan as provided in the Plan Document.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. The Plan invests in various securities including mutual funds, common collective trusts, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Vesting—Employee contributions are vested 100% at the time they are made.

Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage
1	20%
2	40
3	60
4	80
5	100

Reclassifications—Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
American Century Growth Institutional	$ 11,725,130	$ 10,805,576
American Century Ultra Institutional	9,884,084	8,331,549
American Century International Growth Institutional*	7,108,690	7,124,993
American Century Stable Asset Fund	21,176,836	20,222,679
Fidelity Puritan Fund	9,612,521	8,246,218
Fidelity Magellan Fund	19,068,206	19,026,157
Valassis Stock Fund	18,053,783	16,809,016

* 2004 amount presented for comparative purposes as investment does not represent 5% or more of Plan assets available for Plan benefits at December 31, 2004.

During the years ended December 31, 2004 and 2003, the Plan's mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
American Century Growth Institutional	$ 1,056,653	$ 1,763,418
American Century Ultra Institutional	957,874	1,500,656
American Century International Growth Institutional	921,220	1,060,370
Fidelity Puritan Fund	243,443	1,140,376
Fidelity Magellan Fund	1,130,783	3,467,869
Valassis Stock Fund	2,970,113	431,169
Other mutual funds	1,935,746	3,584,233
Total	$ 9,215,832	$ 12,948,091

3. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

4. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

5. INTERNAL REVENUE SERVICE STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN MERGER

Effective January 1, 2003, all assets from the Valassis Communications, Inc. Employees' Profit Sharing Plan were merged into the Valassis Communications, Inc. Employees' 401(k) Retirement Savings Plan to form The Valassis Employees' Retirement Savings Plan. The assets merged from Fidelity Management and Trust company on January 2, 2003, consisted of cash, shares of stock in Fidelity Magellan, Fidelity Puritan and Valassis Communications, Inc. stock, all transferred in-kind. Other assets transferred from the profit sharing plan included loans receivable, the cash surrender value of insurance contracts and an employer contribution receivable. The total value of profit sharing plan assets transferred was $61,817,022.

Effective December 31, 2003, the NCH Marketing Services, Inc. 401(k) Plan was merged into the Plan. As a result, assets in the amount of $7,839,577 were transferred into the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

VALASSIS EMPLOYEES' RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
*	American Century Mutual Funds:		
	American Century Growth Institutional	590,687 shares	$ 11,725,130
	American Century Select Institutional	167,051 shares	6,404,722
	American Century Ultra Institutional	331,569 shares	9,884,084
	American Century International Growth Institutional	783,759 shares	7,108,690
	American Century Vista Institutional	285,564 shares	4,203,495
	American Century Value Institutional	961,651 shares	7,116,216
	American Century Strategic Allocation—Conservative Institutional	120,343 shares	672,718
	American Century Strategic Allocation—Moderate Institutional	1,102,923 shares	7,466,786
	American Century Strategic Allocation—Aggressive Institutional	192,783 shares	1,486,358
*	American Century Equity Index Fund	1,181,965 shares	5,708,890
*	American Century Government Bond Fund	344,528 shares	3,662,333
*	American Century Stable Asset Fund	21,176,836 shares	21,176,836
	Fidelity Puritan Fund	507,257 shares	9,612,521
	Fidelity Magellan Fund	183,719 shares	19,068,206
	Harbor International Fund	7,395 shares	315,194
	Royce Premier Fund	163,663 shares	2,466,407
*	JPMorgan Invest	4,761,755 shares	4,761,755
*	Valassis Stock Fund	515,169 shares	18,053,783
	Cash surrender value of insurance contracts		45,800
*	Participant loans receivable with maturity dates ranging from 2005 to 2014	$5,378,197 par value, interest ranging from 4.00% to 9.5%	5,378,197
	TOTAL		$ 146,318,121

* Party-in-interest.